LEE ENTERPRISES, INCORPORATED
4600 E. 53rd Street
Davenport, Iowa 52807

March 17, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Lee Enterprise, Incorporated
Registration Statement on Form S-3
File No. 333-294109

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lee Enterprises, Incorporated (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 20, 2026, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Drew Maliniak of Kirkland & Ellis LLP at (212) 390-4441 or Jennifer L. Lee, P.C. of Kirkland & Ellis LLP at (212) 909-3021, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

LEE ENTERPRISES, INCORPORATED

/s/ Joshua P. Rinehults
Joshua P. Rinehults
Vice President, Interim Chief Financial Officer and Treasurer

cc:	Jennifer L. Lee, P.C., Kirkland & Ellis LLP
Drew Maliniak, Kirkland & Ellis LLP